FOR IMMEDIATE RELEASE- NOT FOR DISTRIBUTION IN ITALY.

Filed pursuant to Rule 433
Registration Statement No. 333-133956
September 15, 2006
Relating to Prospectus Supplement
Dated September 6, 2006
[LUXEMBOURG NOTICE]
THE REPUBLIC OF TURKEY
announces the results of its invitation to submit offers for the 11.375% Notes due 2006,
10% Notes due 2007, 10.5% Notes due 2008, 9.875% Notes due 2008, 12% Notes due 2008, 12.375% Notes
due 2009 and 11.75% Notes due 2010, in a modified Dutch auction for such notes (the “Old Notes”)
in exchange for new Global Notes due 2016 (the “2016 Notes”)
and an offering for Cash of the 2016 Notes
15 September 2006
Ankara, TURKEY- At about 11:00 a.m. New York City time on 14 September 2006, The Republic of Turkey (“The Republic” or “Turkey”) announced, in accordance with the schedule of its previously announced invitation (the “Invitation”) to eligible holders of each series of the Old Notes listed below to submit one or more offers to exchange or tender for purchase the Old Notes for 2016 Notes in a modified Dutch auction, as described in the Prospectus Supplement dated 6 September 2006 (the "Prospectus Supplement”) to the accompanying Prospectus dated 10 August 2006 attached thereto, that it expected to issue approximately U.S.$1,169,720,000 aggregate principal amount of 2016 Notes and repurchase approximately U.S.$1,055,871,000 aggregate principal amount of Old Notes pursuant to the Invitation. In addition, The Republic announced that it expected to issue approximately U.S.$330,280,000 aggregate principal amount of 2016 Notes for cash (the “Cash Offering” and together with the Invitation, the “Global Note Offering”). The definitive amount of 2016 Notes to be issued and Old Notes to be repurchased is subject to final confirmation by the exchange agent.
The Invitation commenced on 6 September 2006, and expired at 11:00 A.M., New York City time, on 13 September 2006.
As previously announced, the Clearing Spread for the Invitation was 1.83 per cent.
In accordance with the schedule for the Invitation, The Republic announced that the 2016 Notes have an issue price of U.S.$991.52 per U.S.$1,000 principal amount and a coupon of 7 per cent. The other terms of the 2016 Notes are described in the Prospectus Supplement.
The Republic also announced the results of the Invitation, which are set forth below:

Series of Old Notes	ISIN	Common Code	Old Note	Exchange Ratio
			Price(U.S.$)

11.375% Notes due 2006	US900123AM23	013945101	1,010.29	1.018931

10.0% Notes due 2007	XS0080403891	008040389	1,042.36	1.051275

10.5% Notes due 2008	US900123AQ37	015805013	1,060.96	1.070034

9.875% Notes due 2008	US900123AP53	014517693	1,059.62	1.068682

FOR IMMEDIATE RELEASE- NOT FOR DISTRIBUTION IN ITALY.

12.0% Notes due 2008	US900123AH38	009326677	1,130.04	1.139705

12.375% Notes due 2009	US900123AJ93	009912924	1,157.75	1.167652

11.75% Notes due 2010	US900147AB51	011285970	1,178.84	1.188922

Series of	ISIN	Common	Aggregate	Aggregate	Aggregate	Aggregate Principal
Old Notes		Code	Principal Amount	Principal	Principal	Amount remaining
			Accepted for	Amount of 2016	Amount	Outstanding (U.S.$)(1)
			Exchange (U.S.$)	Notes to be	purchased for
			(1)	issued(U.S.$)(1)	Cash(U.S.$)(1)
				(2)

11.375% Notes due 2006	US900123AM23	013945101	186,504,000	190,022,000	455,000	813,041,000

10.0% Notes due 2007	XS0080403891	008040389	51,784,000	54,430,000	604,000	547,612,000

10.5% Notes due 2008	US900123AQ37	015805013	213,753,000	228,713,000	93,000	886,154,000

9.875% Notes due 2008	US900123AP53	014517693	92,966,000	99,334,000	879,000	1,256,155,000

12.0% Notes due 2008	US900123AH38	009326677	52,800,000	60,163,000	182,000	546,878,000

12.375% Notes due 2009	US900123AJ93	009912924	203,531,000	237,629,000	200,000	1,046,269,000

11.75% Notes due 2010	US900147AB51	011285970	251,875,000	299,429,000	245,000	1,247,880,000

TOTAL AMOUNT			1,053,213,000	1,169,720,000	2,658,000

(1)	The aggregate principal amount accepted for exchange, the aggregate principal amount accepted for cash, the aggregate principal amount remaining outstanding following the completion of the Invitation and the aggregate principal amount of 2016 Notes to be issued are subject to revision while the Exchange Agent reconciles the offer instructions.

(2)	A Qualifying Eligible Holder whose offer to exchange is accepted by The Republic will receive Old Notes having a principal amount (rounded downward to the nearest integral multiple of U.S.$1,000) equal to the product of (1) the principal amount of the Old Notes exchanged and (2) the Exchange Ratio, provided that the 2016 Notes will be issued only in minimum denominations of U.S.$100,000 and in integral multiples of U.S.$1,000 in excess thereof.
The Republic also announced that there was no proration of the Old Notes accepted for exchange.
The approximate total aggregate principal amount of 2016 Notes to be issued by The Republic pursuant to the Invitation and the Cash Offering is U.S. $1,500,000,000.
United Kingdom: Stabilisation/FSA
Copies of the Invitation materials may be obtained from Citibank, N.A. as exchange agent at +44 20 7508 3867 (exchange.gats@citigroup.com) or from either of the joint dealer managers. Citigroup (telephone 800 558 3745 (toll free inside the United States) or +1 212 723 6108

FOR IMMEDIATE RELEASE- NOT FOR DISTRIBUTION IN ITALY.
(collect outside the United States or in London +44 20 7986 8969)) and Goldman Sachs International (telephone New York +1 212 902 8194 or +1 877 686 5059 and London +44 20 7552 5754 or +44 20 7774 5982) are acting as joint dealer managers for the Invitation. The Invitation material is also available, free of charge in Luxembourg at the office of Kredietbank S.A. Luxembourgeoise as listing agent, paying agent in Luxembourg and Luxembourg exchange agent, 43, Boulevard Royal L-2955 Luxembourg.
This communication does not constitute an invitation to participate in the Invitation in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws or otherwise.
The distribution of materials relating to the Invitation, and the transactions contemplated by the Invitation, may be restricted by law in certain jurisdictions. The Republic is making the Invitation only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by The Republic to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by the joint dealer managers or such affiliate on behalf of The Republic in that jurisdiction.
The Prospectus Supplement accompanies this communication and is available from the SEC’s website at:
 http://www.sec.gov/Archives/edgar/data/869687/000095012306011284/y24751b5e424b5.htm
The Republic has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents The Republic has filed with the SEC for more complete information about The Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint dealer managers or the exchange agent will arrange to send you the prospectus if you contact one of them at the phone numbers specified above.